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                                                                    EXHIBIT 99.6



                          DONALDSON, LUFKIN & JENRETTE
                                  140 Broadway
                            New York, NY 10005-1285
                                 (212) 504-3000


                                October 28, 1995



Board of Trustees
The Edward W. Scripps Trust
312 Walnut Street
Cincinnati, OH 45202

Dear Sirs:

        Pursuant to the terms of an Agreement and Plan of Merger (the "Agreement") dated as of October 28, 1995 by and among The E.W. Scripps Company ("Scripps"), Scripps Howard, Inc. ("SHI" and together with Scripps, the "Company"), an affiliate of Scripps, and Comcast Corporation ("Comcast"), Comcast will acquire 100% of the outstanding stock of Scripps (the "Transaction"), whose assets and liabilities will consist only of substantially all of the assets and liabilities of the Company's Cable Subsidiaries (as defined therein) at a price equal to $1,575.0 million plus certain adjustments (the "Purchase Price"), payable in shares of Class A Special Common Stock of Comcast ("Comcast Stock"), subject to certain adjustments based on the average closing price of Comcast Stock as quoted on the Nasdaq National Market for 15 trading days selected by lot from the 40 trading days immediately prior to the Closing Date (the "Closing Price"). You have requested our opinion as to the fairness from a financial point of view to The Edward W. Scripps Trust (the "Trust") of the Purchase Price to be received by the Trust pursuant to the terms of the Agreement.

        In arriving at our opinion, we have reviewed the Agreement. We also have reviewed financial and other information that was publicly available or furnished to us by the Company and Comcast including information provided during discussions with their respective managements. Included in the information provided during discussions with the respective managements were certain financial projections, including those of the Cable Subsidiaries for the period beginning 1995 and ending 1997 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company and Comcast with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of the Company and Comcast, reviewed prices and premiums paid in other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

        In rendering our opinion, we have relied upon and assumed the accuracy, completeness and fairness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company, Comcast, and their representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Cable Subsidiaries. We have not assumed any responsibility for making an independent evaluation of the Company's assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to all legal matters on advice of counsel to the Company.
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        Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion herein as to the prices at which Comcast Stock will actually trade at any time. Our opinion does not address the relative merits of the Transaction and the other business strategies being considered by the Company's Board of Directors (the "Board"), nor does it address the Board's decision to proceed with the Transaction. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed transaction.

        Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. DLJ has performed investment banking and other services for the Company and for Comcast (in the past) and as of the date of this letter, is acting as lead manager for a public offering of debt securities for an affiliate of Comcast. DLJ has been compensated for such services to each of the parties. In December 1993, DLJ acted as managing underwriter for a public offering of the Company's Class A Common Stock and received usual and customary fees. DLJ has also been engaged to provide merger and acquisition advisory services to the Company. In the ordinary course of its business, DLJ may actively trade the equity and/or debt securities of the Company and/or Comcast for DLJ's own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

        Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the consideration to be received by the Trust pursuant to the Agreement is fair to the Trust from a financial point of view.


                                Very truly yours,


                                DONALDSON, LUFKIN & JENRETTE
                                SECURITIES CORPORATION


                                By: /s/ Michael J. Connelly
                                    -----------------------
                                    Michael J. Connelly
                                    Managing Director